Exhibit 2.1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER is dated as of July 9, 2012 (this “Amendment”), by and between KeySource Financial, Inc., a North Carolina corporation (“Seller”), and BNC Bancorp, a North Carolina corporation (“Buyer”). Buyer and Seller are referred to herein together as the “Parties.”

W I T N E S S E T H:

WHEREAS, Buyer and Seller previously entered into that certain Agreement and Plan of Merger dated as of December 21, 2011 (the “Merger Agreement”) to consummate the strategic business combination transaction provided for therein in which Seller will, on the terms and subject to the conditions set forth in the Merger Agreement, merge with and into Buyer (the “Merger”), so that Buyer is the surviving corporation in the Merger;

WHEREAS, Buyer and Seller desire to amend the Merger Agreement as set forth herein for the purpose of, in part, extending the termination date of the Merger Agreement and adding a termination fee payable by Buyer under certain circumstances;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by all Parties, and intending to be legally bound hereby, the Parties agree as follows:

1. The Merger Agreement is hereby amended by deleting Section 1.4(a) in its entirety and replacing it with the following:

(a) Each share of voting common stock, no par value per share, of Buyer (the “Buyer Common Stock”) and Buyer Non-Voting Common Stock (as hereinafter defined) issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

2. The Merger Agreement is hereby amended by deleting Section 4.2(a) in its entirety and replacing it with the following:

(a) The authorized capital stock of Buyer consists of 80,000,000 shares of Buyer common stock, of which 60,000,000 shares are designated as voting Buyer Common Stock and 20,000,000 shares are designated as non-voting common stock (“Buyer Non-Voting Common Stock”), of which, as of June 22, 2012 (the “Buyer Capitalization Date”), 9,153,886 shares of Buyer Common Stock and no shares of Buyer Non-Voting Common Stock were issued and outstanding, and 20,000,000 shares of preferred stock, (the “Buyer Preferred Stock”), of which, as of the Buyer Capitalization Date, 31,260 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Buyer Series A Preferred Stock”), 1,804,566 shares of Mandatorily Convertible Non-Voting Preferred Stock, Series B (“Buyer Series B Preferred Stock”), 29,315 shares of Mandatorily Convertible Cumulative Non-Voting Preferred Stock, Series B-1 (“Series B-1 Preferred Stock”), and 43,185 shares of Mandatorily Convertible Cumulative Non-Voting Preferred Stock, Series C (“Series C Preferred Stock”) were issued and outstanding. As of the Buyer Capitalization Date, no shares of Buyer Common Stock, Buyer Non-Voting Common Stock or Buyer Preferred Stock were reserved for issuance, except for 251,913 shares of Buyer Common Stock underlying options and restricted stock currently outstanding; 319,490 shares of Buyer Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved for issuance pursuant to employee and director stock plans of Buyer in effect as of the date of this Agreement (the “Buyer Stock Plans”); 543,337 shares of Buyer Common Stock reserved for issuance in connection with a warrant granted to the U.S. Treasury Department; 1,804,566 shares of Buyer Common Stock reserved for issuance in connection with the conversion of Buyer’s Series B Preferred Stock; 4,187,647 shares of Buyer Non-Voting Common Stock reserved for issuance in connection with the conversion of Buyer’s Series B-1 Preferred Stock, which, in turn, is convertible in certain circumstances as provided in the Buyer Articles, on a one-for-one basis, into 4,187,647 shares of Buyer Common Stock; and 6,168,976 shares of Buyer Common Stock reserved for issuance in connection with the conversion of Buyer’s Series C Preferred Stock. All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the Buyer Capitalization Date, except pursuant to this Agreement and the Buyer Stock Plans and as disclosed in Section 4.2 of the Buyer Disclosure Schedule, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Common Stock, Buyer Non-Voting Common Stock, Buyer Preferred Stock, or any other equity securities of Buyer or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock, Buyer Non-Voting Common Stock, Buyer Preferred Stock, or other equity securities of Buyer. The shares of Buyer Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

3. The Merger Agreement is hereby amended by deleting Section 8.1(c) in its entirety and replacing it with the following:

(c) Delay. By either Seller or Buyer, if the Merger shall not have been consummated on or before September 14, 2012, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

4. The Merger Agreement is hereby amended by deleting Section 8.3 in its entirety and replacing it with the following:

8.3 Fees and Expenses.

(a) Except as set forth in Section 8.3(b) and Section 8.3(c), and except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Seller and Buyer, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

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(b) Seller shall pay to Buyer a termination fee in the amount of $625,000 (the “Seller Termination Fee”) and the Seller Expense Reimbursement in immediately available federal funds if:

(i) (A) this Agreement is terminated by Buyer pursuant to Section 8.1(d) or 8.1(e); and (B)(1) before such termination, an Alternative Transaction with respect to Seller was commenced, publicly proposed or publicly disclosed (or an Alternative Proposal was received); and (2) within 12 months after such termination, (x) Seller shall have entered into a definitive agreement relating to an Alternative Transaction or (y) any Alternative Transaction shall have been consummated; or

(ii) after receiving an Alternative Proposal, (A) the Seller Board does not take action to convene the Seller Shareholder Meeting and/or recommend that Seller shareholders adopt this Agreement and (B) within 12 months after such receipt of such Alternative Proposal, (1) Seller shall have entered into a definitive agreement relating to an Alternative Transaction or (2) any Alternative Transaction shall have been consummated; provided, however, that Buyer shall not be entitled to the Seller Termination Fee and the Seller Expense Reimbursement pursuant to this Section 8.3(b) if:

(A) this Agreement shall have been terminated pursuant to Section 8.1(a) or Section 8.1(b); or

(B) Seller shall have terminated this Agreement pursuant to Section 8.1(d).

(iii) The Seller Termination Fee and the Seller Expense Reimbursement must be paid no later than two business days following the event that triggers such payment described in Section 8.3(b)(i) or (ii). Upon payment of the Seller Termination Fee and the Seller Expense Reimbursement, Seller shall have no further liability to Buyer at law or in equity with respect to such termination or any other provision of this Agreement, or with respect to Seller Board’s failure to take action to convene the Seller Shareholder Meeting and/or recommend that Seller shareholders adopt this Agreement. “Seller Expense Reimbursement” means an amount in cash of up to $500,000 in respect of Buyer’s documented out-of-pocket legal and due diligence expenses incurred in connection with the transactions contemplated by this Agreement (net of any amounts otherwise previously paid pursuant to Section 8.3(a)). The payment of the Seller Expense Reimbursement shall be in lieu of any other agreement between Buyer and Seller with respect to the payment of Buyer’s expenses entered into before the date hereof.

(c) Buyer shall pay to Seller a termination fee in the amount of $1,000,000 (the “Buyer Termination Fee”) and the Buyer Expense Reimbursement in immediately available federal funds if this Agreement is terminated by Seller pursuant to Section 8.1(c) or 8.1(d); provided, however, that, in addition to any other rights set forth in this Agreement, Buyer shall not be liable for the Buyer Termination Fee and the Buyer Expense Reimbursement (i) in the event that Seller terminates this Agreement pursuant to Section 8.1(c) when such failure to consummate the Merger on or before September 14, 2012 is due to the failure to receive all of the Buyer Requisite Regulatory Approvals and the Seller Requisite Regulatory Approvals; or (ii) in the event that Seller’s Classified Assets as set forth in Section 7.2(h) exceed $20.0 million as of the date of termination by Seller pursuant to this Section 8.3(c). The Buyer Termination Fee and the Buyer Expense Reimbursement must be paid no later than two business days following the event that triggers such payment. Upon payment of the Buyer Termination Fee and the Buyer Expense Reimbursement, Buyer shall have no further liability to Seller at law or in equity with respect to such termination or any other provision of this Agreement. “Buyer Expense Reimbursement” means an amount in cash of up to $250,000 in respect of Seller’s documented out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement, including but not limited to legal, financial advisory, investment banking, accounting, and other professional and due diligence expenses. The payment of the Buyer Expense Reimbursement shall be in lieu of any other agreement between Buyer and Seller with respect to the payment of Seller’s expenses entered into before the date hereof.

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(d) Seller and Buyer each acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if either Seller or Buyer (as applicable, the “Nonpaying Party”) fails to pay timely any amount due pursuant to this Section 8.3 and, in order to obtain such payment, the other Party commences a suit that results in a final, nonappealable judgment against the Nonpaying Party for the amount payable to the other Party pursuant to this Section 8.3, the Nonpaying Party shall pay to the other Party its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Buyer Termination Fee, the Seller Termination Fee, the Seller Expense Reimbursement and the Buyer Expense Reimbursement, as applicable, and such costs and expenses at the prime rate (as published in The Wall Street Journal on the date of termination) plus 2%.

5. Other than as set forth herein, the other terms and conditions of the Merger Agreement shall remain in full force and effect.

6. This Amendment may be executed on one or more counterpart signature pages, each of which shall be deemed to be an original signature page. Signatures may be transmitted via facsimile or electronic mail, and any such signatures shall be deemed to be original signatures.

[Signature Page to Follow]

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IN WITNESS WHEREOF, Seller and Buyer have caused this Amendment to be executed by their respective duly authorized officers as of the date first above written.

BNC BANCORP

By:	/s/ Richard D. Callicutt II
Name:	Richard D. Callicutt II
Title:	Executive Vice President and COO

KEYSOURCE FINANCIAL, INC.

By:	/s/ Donald R. Draughon Jr.
Name:	Donald R. Draughon Jr.
Title:	Chief Executive Officer

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